              [Letterhead of Fisher Scientific International Inc.]


                                                              September 25, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


                      Fisher Scientific International Inc.
                      Withdrawal of Registration Statement
                        on Form S-4 (Reg. No. 333-44400)
                        --------------------------------

Ladies and Gentlemen:

         Fisher Scientific International Inc. ("Fisher") hereby requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, that the Registration Statement on Form S-4 (Reg. No. 333-44400) originally filed by Fisher with the Securities and Exchange Commission (the "Commission") on August 24, 2000 (the "Registration Statement"), be withdrawn.

         The Registration Statement was filed in connection with Fisher's efforts to acquire PSS World Medical, Inc. ("PSS") through a merger of a wholly owned subsidiary of Fisher with and into PSS. Since the Registration Statement was filed, the board of directors of each of PSS and Fisher have determined that the transaction is not in the best interests of their respective shareholders, and PSS and Fisher have terminated by mutual consent their merger agreement for Fisher's acquisition of PSS. No shares of Fisher common stock were issued pursuant to the Registration Statement.

         Please do not hesitate to call me at (603) 929-2340 should you have any questions concerning the Registration Statement or this letter.

                                        Sincerely yours,

                                        /s/ Todd M. DuChene

                                        Todd M. DuChene
                                        Vice President and General Counsel